FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

This is the Notice of Meeting of the Annual General Meeting of The “Shell” Transport and Trading Company, p.l.c. sent to all shareholders

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt about what action to take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or transferred all your Ordinary shares in The “Shell” Transport and Trading Company, p.l.c., please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

March 20, 2003

To Ordinary shareholders

This letter contains information about a number of items of business included in the Notice of Meeting for the Annual General Meeting to be held on Wednesday April 23, 2003. The Notice of Meeting is on page 5.

Directors retiring by rotation
The Directors retiring by rotation at the Annual General Meeting in accordance with the Articles of Association include Mr Paul Skinner (Resolution No. 4). As your Board has already announced Mr Skinner will be retiring after 40 years service with the Royal Dutch/Shell Group of Companies on September 30, 2003 and is offering himself for re-election to assist with an orderly management transition.

Election of Director
As already announced the Board will recommend to the Annual General Meeting the election of Ms Judith G Boynton as a Director of the Company with effect from July 1, 2003 (Resolution No. 9). Subject to her election and with effect from the same date it is intended that she be appointed a Managing Director of the Company and also become a Group Managing Director. Ms Boynton is currently the Director of Finance and Chief Financial Officer for the Royal Dutch/Shell Group of Companies which roles she will retain.

Re-appointment of PricewaterhouseCoopers LLP
In common with most of the other major auditing firms PricewaterhouseCoopers has recently taken steps to modify the structure under which it carries on its auditing business and from January 1, 2003 it has operated as PricewaterhouseCoopers LLP. The old firm resigned as Auditors of the Company on February 5, 2003 and the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy. Resolution No. 10 deals with the re-appointment of the new firm of Auditors and Resolution No. 11 seeks the usual authority for the Directors to fix the Auditor’s Remuneration.

Renewal of authority to make market purchases of Shell Transport Ordinary shares
Resolution No. 12 is a Special Resolution and deals with a proposed renewal of the authority to make market purchases of the Company’s Ordinary shares.

Your Board’s strategy is to operate a share buyback programme over a number of years as circumstances permit to enhance shareholder value. As indicated in previous years, the Board envisages seeking annual renewal from shareholders of the authority to purchase the Company’s own shares.

Since 1999 shareholders have approved a general authority for the Company to make market purchases for the ensuing year of up to an aggregate of five per cent of the issued Ordinary Share Capital at prices not more than five per cent above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days preceding any purchase. Market purchases on the Stock Exchange during 2002 totalled 80.1 million shares (0.84 per cent of the issued Ordinary Share Capital at December 31, 2002) at a total cost of £369.6 million. The current authority will expire at the conclusion of the Annual General Meeting to be held on April 23, 2003 and the Directors are seeking renewal until May 31, 2004 or the date of the next Annual General Meeting, if earlier. The maximum number of shares covered by the new authority is 483,000,000 shares –being approximately five per cent of the current issued Ordinary Share Capital –and the price limits will be as described above for the current authority. Any shares purchased under the renewed authority will be cancelled and not re-issued.

The Directors confirm that they will exercise the on-going buyback authority only when, in the light of prevailing market conditions, they consider that such purchases would increase prospective earnings per share and would be in the best interests of the shareholders generally.

Consideration and approval of the Remuneration Report
Resolution No. 13 is an Ordinary Resolution seeking approval of the Remuneration Report for the year ended December 31, 2002. The Report has been prepared and is laid before the meeting in accordance with the Directors’Remuneration Report Regulations 2002 which came into force in August 2002. It sets out the information on remuneration policy and the remuneration of individual Directors as presented to shareholders in recent years with the addition of the extra information prescribed by the Regulations. The Board is satisfied that its policy and practice on remuneration is reasonable in current circumstances and is confident that it deserves shareholder support.

Approval of new Long-term Incentive Plan
In Resolution No.14, an Ordinary Resolution, your Board is seeking shareholders’approval for the adoption of a new long-term incentive plan (“the Plan”) for Group Managing Directors, including those who are also Managing Directors of Shell Transport, and other selected senior executives.

The introduction of the Plan has been recommended by the Remuneration and Succession Review Committee (“REMCO”). REMCO is a joint committee of the Board of Shell Transport and the Supervisory Board of Royal Dutch, the two Parent Companies of the Royal Dutch/ Shell Group of Companies (the “Group”). It has responsibility for making recommendations on remuneration of Group Managing Directors.

Since this affects my own remuneration (as well as that of other Group Managing Directors) I will not comment further. Instead, I attach below commentary from the Chairman of REMCO, Jonkheer Aarnout Loudon.

“Shell’s practice, in terms of the long-term incentive opportunity it offers to its executives, is now substantially below that of the other major integrated oil businesses, and the few comparable UK and Dutch companies of the Group’s scope and size.

Shell’s approach to executive pay has always been conservative, and continues to be so. However, the level of competitive gap between Shell and its peers is no longer tenable. We therefore propose the introduction of a second element to our long-term incentive structure.

Under the Plan, Group Managing Directors and selected senior executives may receive a conditional award of shares in either Shell Transport or Royal Dutch. These shares are only released to the extent that the Group achieves challenging performance targets over the three financial years after award, and (subject to certain exceptions as set out in the Plan), the executive remaining in employment over the three-year period.

If the adoption of the Plan is approved, the performance targets will be linked to the total shareholder return of the weighted average of the Parent Companies of the Group relative to two separate groups of comparator companies.

The making of awards under the Plan to Group Managing Directors is at the discretion of REMCO and in any year awards can range from zero to two times base salary (including directors’fees). The full number of shares comprised in an award will only be released for exceptional performance.

No new shares will be issued under the Plan. The Plan will only be operated if its adoption is also approved by the shareholders of Royal Dutch.”

Details of the remuneration policy under which the Plan will be operated are set out in the Remuneration Report on pages 11 to 14 of the Annual Report and Accounts 2002 and pages 6 and 7 of the Summary Annual Report and Accounts 2002. The Plan, once its adoption has been approved by the shareholders of Shell Transport and of Royal Dutch, will be adopted and operated by Shell Petroleum N.V. and

The Shell Petroleum Company Limited, the two Group holding companies. A summary of the Plan and of the performance targets is set out on page 4.

Documents available for inspection Copies of the draft rules for the Shell Petroleum N.V. Long-term Incentive Plan and The Shell Petroleum Company Limited Long-term Incentive Plan are available for inspection during normal business hours on any business day at the registered office of the Company, Shell Centre, London SE1 7NA, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ.

Action required Enclosed with this letter is a form of proxy for use at the Annual General Meeting by holders of Ordinary shares only. Whether or not you intend to be present at the Meeting, please return a form of proxy so as to be received by Lloyds TSB Registrars not later than 11 a.m. on April 21, 2003. (Holders under the Shell Nominee Service should lodge forms of direction by 11 a.m. on April 17, 2003.) Some shareholders may prefer to lodge a form of proxy using the Internet and further details are set out on page 6 (including details for CREST participants and holders under the Shell Nominee Service). The closing time for receipt of proxies is fixed in relation to the time of the Meeting by the Articles of Association and I should point out that April 21 is a UK public holiday.

The completion and return of a form of proxy will not prevent you from attending the Annual General Meeting and voting in person should you so wish.

Recommendation Your Board believes that the above proposals are in the best interests of the Company and its shareholders as a whole. Accordingly, it unanimously recommends shareholders to vote in favour of the special business dealing with Share re-purchase authority, Remuneration Report, Long-term Incentive Plan and the remaining resolutions to be proposed at the Annual General Meeting. The Directors intend to vote in favour of the resolutions in respect of their own beneficial holdings, amounting to 778,818 Ordinary shares. The Board is making no recommendation as to whether shareholders should sell their shareholding in the Company.

Meeting arrangements At the Annual General Meeting, all resolutions to be put to the vote will be decided on a poll, instead of on a show of hands. We believe that this is fairer and more democratic and means that shareholders who attend the meeting, as well as those who are not able to attend but have sent us proxy forms, may have their votes taken into account according to the number of shares they hold. The results of the polls will be announced to the stock exchange and will appear on our website, on April 24, 2003.

Shareholders attending the meeting will have the opportunity to ask questions, which should relate to the business of the meeting. Directors and staff will be available before and after the meeting to answer questions shareholders may have about the business of the meeting or other matters such as Group products and services.

The Shell Report 2002 –Meeting the energy challenge

This year we are again sending to all shareholders who receive the full Annual Report and Accounts a copy of The Shell Report –Meeting the energy challenge, a review of how Group companies are living up to our Business Principles and contributing to sustainable development. Shareholders who receive the Summary Annual Report and Accounts will also receive a copy of The Shell Report Summary. I hope you find these reports of interest.

Sir Philip Watts Chairman

Shell Centre	Registered in England: No 54485
London SE1 7NA	Registered Office: Shell Centre, London SE1 7NA

LONG-TERM INCENTIVE PLAN –EXPLANATORY NOTES

Shell Petroleum N.V. and The Shell Petroleum Company Limited each intend to adopt a new Long-term Incentive Plan (“the Plan”) for Group Managing Directors and other selected senior executives. The Plan for each of Shell Petroleum N.V. and The Shell Petroleum Company Limited will be identical except to the extent necessary to deal with different legal requirements applying to each company. A summary of the main features of the Plan is set out below, together with details of the way in which it is intended to operate. The remuneration policy under which the Plan will operate is set out in the Remuneration Report on pages 11 to 14 of the Annual Report and Accounts 2002 and pages 6 and 7 of the Summary Annual Report and Accounts 2002.

1. Operation of the Plan

Awards under the Plan will normally only be made within a period of 14 days after the announcement of the “Royal Dutch/Shell Group of Companies Results”for a quarter or a year and it is intended to operate the Plan only once each year. However, the first awards are intended to be made as soon as practicable after the approval of the adoption of the Plan by the shareholders of Shell Transport and Royal Dutch.

2. Eligibility

Group Managing Directors and other selected senior executives will be eligible to participate. Group Managing Directors will be selected for participation in the Plan on the recommendation of the Remuneration and Succession Review Committee (“REMCO”). The Board of Shell Petroleum N.V. or The Shell Petroleum Company Limited, as appropriate, will administer the Plan for other senior executives.

3. Award

Under the Plan, participants will be made a conditional award of shares in either Shell Transport or Royal Dutch. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions discussed in item 7 below) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares which may be conditionally awarded to a participant in any year. No participant will in any year receive an award in excess of two times base salary (including directors’fees) in force on the award date.

Benefits under the Plan are discretionary and are not pensionable.

4. Performance targets

The receipt of shares will be conditional on the satisfaction of performance targets which will be determined ahead of any awards, and will be set in the first quarter of the financial year in which such awards are to be made. The performance targets for Group Managing Directors will be established at the recommendation of REMCO and will need to be agreed by both the Board of Directors of Shell Transport and the Supervisory Board of Royal Dutch.

If the adoption of the Plan is approved, the performance targets will be linked to the total shareholder return (“TSR”, the average weighted share price performance plus dividends of Shell Transport and Royal Dutch) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance both against major home markets and industry competitors.

The first comparator group will consist of the largest twenty companies (by way of market capitalisation) in the FTSE 100 share index together with the largest ten companies (also by way of market capitalisation) in the AEX index, (in each case, at the beginning of the relevant performance period). As at January 1, 2003, the first comparator group, in addition to Shell Transport and Royal Dutch, was FTSE: Anglo American, AstraZeneca, Aviva, Barclays, BG Group, BP, British American Tobacco, BT Group, Diageo, GlaxoSmithKline, HBOS, HSBC Holdings, Lloyds TSB Group, National Grid Transco, Rio Tinto, The Royal Bank of Scotland, Tesco, Unilever PLC and Vodaphone Group; and AEX: ABN Amro, AEGON, Ahold, Akzo Nobel, Heineken, ING Group, KPN, Philips and Unilever N.V. In the case of Shell Transport and Royal Dutch, and Unilever PLC and Unilever N.V., the weighted average TSR of the two companies will be used.

The second comparator group will be the five major international integrated oil companies, which, as at January 1, 2003, were BP, ChevronTexaco, ExxonMobil, the Royal Dutch/Shell Group and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. These groups will be used for the first performance period (January 1, 2003 to December 31, 2005).

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance and 25% will be received for median performance with a straight-line calculation between those two points. No shares will be received for performance below median. This method of calculation has been chosen because it is consistent both with shareholders’expectations and market practice.

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

The performance targets may be amended if anything happens which causes REMCO, in the case of Group Managing Directors, to reasonably consider that changed performance targets would be a fairer measure of performance, and would not be more easy or difficult to satisfy.

At the end of the performance period, REMCO, in the case of Group Managing Directors, will determine the extent to which the performance targets have been satisfied and will calculate the number of shares (if any) a participant should receive in respect of an award.

5. Dividends

A participant will have no rights to dividends in respect of shares comprised in an award prior to the transfer of any such shares. However, awards will be adjusted for any payment of dividend by increasing the number of shares comprised in the award on the dividend payment date by applying a formula of which the numerator is the amount of gross dividend payable in respect of these shares and the denominator is the market value of a share on the dividend payment date.

6. Satisfaction of the awards

Awards will be satisfied by the transfer of existing shares or, in exceptional circumstances on the recommendation of REMCO, for awards made to Group Managing Directors, by means of a cash payment. No new shares will be issued under the Plan. Shares determined to be due pursuant to an award will be transferred to the participant free of charge. All personal taxes and social security contributions due in relation to the award and any transfer of shares or cash payments made pursuant thereto will be due and payable by the participant concerned.

7. Cessation of employment

Generally, if a participant leaves the employment of the Royal Dutch/Shell Group of Companies, he will not receive any shares. However, if a participant leaves before the end of a performance period due to death, injury, ill-health or disability, he will receive a number of shares (if any) on cessation of employment calculated by applying the performance targets up to the end of the month prior to cessation, and, if REMCO so recommends, pro-rated to take account of the period between the date of the award and the date of cessation. If he leaves due to redundancy or by mutual agreement or due to the sale of his employing company then REMCO may recommend that he receive shares calculated as set out above.

If a participant leaves employment due to normal retirement in accordance with his employment contract then the award continues.

8. Takeover and reconstruction

In the event of a takeover as defined in the Plan, participants will have shares transferred to them as soon as practicable after the takeover. The number of shares (if any) will be calculated by applying the performance targets up to the end of the month prior to the takeover.

In the event of a reconstruction as defined in the Plan, awards may be replaced with (as far as possible) equivalent new awards or shares in the new company or companies replacing Shell Transport or Royal Dutch as a result of that reconstruction. Performance targets may be amended as mentioned in item 4 above.

9. Variation of share capital

Awards may be varied to take account of variations in the share capital of Shell Transport or Royal Dutch.

10. Amendment

Any proposed change to the provisions of the Plan which would be to the advantage of participants or future participants and relates to the definition of the categories of persons to whom awards may be made under the Plan, the limit on individual awards discussed in item 3 above, or the rights of participants in the event of variation of capital of Shell Transport or Royal Dutch requires the prior approval of the shareholders of Shell Transport and Royal Dutch in general meeting. No such approval is required for other changes, including changes intended to benefit the administration of the Plan, or to comply with or take account of existing or proposed legislation or to secure favourable tax treatment for the companies of the Royal Dutch/Shell Group or participants.

11. Termination

The Plan may be terminated at any time and in any event no awards may be made after the tenth anniversary of the approval of the adoption of the Plan by the shareholders of Shell Transport and Royal Dutch.

Notice of Meeting

Notice is hereby given that the 105th Annual General Meeting of The “Shell” Transport and Trading Company, p.l.c., will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday, April 23, 2003 at 11:00 a.m., for the purposes of considering the following business:

Ordinary Business

Resolution 1	That the Report of the Directors and the Accounts of the Company for the year ended December 31, 2002 be adopted.
Resolution 2

That a final dividend for the year 2002 of 9.3 pence per share be paid on the Ordinary Share Capital of the Company on May 6, 2003 to those Members whose names were on the register on April 4, 2003 and to holders of Bearer Warrants who surrender Coupon No. 211.

Resolution 3	That Sir Philip Watts KCMG be re-elected as a Director.
Resolution 4	That Mr Paul Skinner be re-elected as a Director.
Resolution 5	That Mr Teymour Alireza be re-elected as a Director.
Resolution 6	That Sir Mark Moody-Stuart KCMG be re-elected as a Director.
Resolution 7	That Sir Peter Burt FRSE be elected as a Director.
Resolution 8	That Sir John Kerr GCMG be elected as a Director.
Resolution 9	That Ms Judith G Boynton be elected as a Director. (see note 10 below)
Resolution 10	Special Notice has been received of the intention to propose the following resolution as an Ordinary Resolution: That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company.
Resolution 11	That the Board be authorised to settle the remuneration of the Auditors for 2003.

Special Business

To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:

Resolution 12

That the Company be authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of up to 483,000,000 Ordinary shares of 25p each in the capital of the Company at prices not less than 25p per share nor more than the price per share being five per cent above the average of the middle market quotations taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made, such authority to expire on May 31, 2004 or, if earlier, at the conclusion of the Annual General Meeting of the Company to be held in 2004 but so that the Company may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

Resolution 13

That the Remuneration Report for the year ended December 31, 2002 set out on pages 11 to 14 of the Annual Report and Accounts 2002 and summarised on pages 6 and 7 of the Summary Annual Report and Accounts 2002 be approved.

Resolution 14

That the Directors be and are hereby authorised to take all actions that they consider necessary, desirable or expedient (1) to implement and establish the Shell Petroleum N.V. Long-term Incentive Plan and The Shell Petroleum Company Limited Long-term Incentive Plan (together the “Plans”) summarised in the Explanatory Notes forming part of this Notice and to be constituted by the draft rules produced to the Meeting and, for the purposes of identification, initialled by the Chairman, subject to such modifications as the Directors may consider necessary or desirable to take account of any applicable statutory or regulatory requirements or prevailing practice; and (2) to implement and establish further plans based on the Plans described above modified to take account of local tax, exchange controls or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against any limits on individual or overall participation under the Plans.

By Order of the Board Jyoti Munsiff,
Secretary Shell Centre,
London SE1 7NA
March 20, 2003

IMPORTANT –Please Note:

1.	Holders of Ordinary shares, or their duly appointed representatives, are entitled to attend and vote at the Meeting. Holders under the Shell Nominee Service may also attend.
2.	A member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, to vote instead of him or her; a proxy need not also be a member.
3.	A proxy may not speak at the Meeting except with the permission of the Chairman of the Meeting and may only vote on a poll (not on a show of hands).
4.

Forms of proxy must reach the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA not less than 48 hours before the time for holding the Meeting. (Forms of proxy may also be submitted electronically as explained on page 6 of this document.)

5.

A pre-paid form of proxy is enclosed for use by holders of Ordinary shares. No envelope is necessary, but if shareholders prefer, they may enclose the form(s) in an envelope (no stamp required if posted in the U.K.) and address to Lloyds TSB Registrars, FREEPOST (SEA 9441), The Causeway, Worthing, West Sussex BN99 6ED. (Overseas shareholders are requested to use an envelope, affix the appropriate postage stamp and send it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, Great Britain BN99 6DA). Holders under the Shell Nominee Service will receive a pre-paid form of direction with this Notice and if they wish the Corporate Nominee to vote their shares on their behalf the form of direction must reach Lloyds TSB Registrars not later than 11 a.m. on Thursday April 17, 2003.

6.	Shareholders who attend the Meeting are requested to bring the Admittance Card(s) (enclosed with this Notice) to the Meeting.
7.	Electronic and CREST proxy appointments are possible – see notes on page 6.
8.	Shareholders who have completed a proxy form may still attend the Meeting and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the Meeting.
9.

For the purpose of determining who is entitled to attend or vote (whether on a show of hands or poll) at the Meeting, a person must be entered on the register of members not later than 6 p.m. on April 17, 2003.

10.

Copies of the draft rules for the Shell Petroleum N.V. Long-term Incentive Plan and The Shell Petroleum Company Limited Long-term Incentive Plan will be available for inspection during normal business hours on any business day at the Registered Office of the Company, Shell Centre, London SE1 7NA, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ, and will also be available for inspection at the place of the Annual General Meeting from 10 a.m. on the day of the Meeting until the conclusion of the Meeting.

11.	Please see the letter from the Chairman dated March 20, 2003 for further information.

Electronic Appointment of Proxy for the Annual General Meeting Shareholders who would prefer to register an appointment of a proxy with our Registrar via the Internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk (Holders under the Shell Nominee Service may lodge forms of direction for the Meeting via the same website.) Details of how to register an electronic proxy appointment and voting instructions are set out on the website but please note the following:

(a) This method of registering proxies is an alternative to the traditional hard-copy appointment of proxies which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

(b) This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly the person appointed as proxy will have to attend the meeting in person and, on a poll, vote on behalf of the shareholder.

(c) No special software is required in addition to Internet access.

(d) To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out directly below the shareholder’s name on the enclosed proxy form. These numbers are unique to the particular holding and the Annual General Meeting for 2003 and contain special security aspects to prevent fraudulent replication.

(e) An electronic appointment of a proxy will not be valid if sent to any address other than www.sharevote.co.uk and will not be accepted if found to contain a virus.

1. (f ) If you have already submitted a proxy form, in either hard-copy or electronic form, you may change your appointment and/or voting instructions by submitting a new form in either hard-copy or electronic form to be received by the Registrar not later than 11 a.m. on April 21, 2003. If two valid Proxy forms are received from the same shareholder before the closing time for receipt of proxies at 11 a.m. on April 21, 2003, the one last received will be counted.

2. (The final time for receipt of forms of direction from holders under the Shell Nominee Service is 11 a.m. on Thursday, April 17, 2003.) (f) In the interests of security the reference numbers will not be re-issued so if you consider that you might want to send an electronic proxy after submitting the paper form, please retain a note of the Reference Number, Card ID and Account Number before dispatching the proxy form.

3. It is also possible under statutory regulations for the Notice of Meeting and Annual Report to be made available electronically to shareholders who register a preference for electronic instead of postal communication. Shell Transport has not implemented this facility for the 2002 Annual Report and 2003 Annual General Meeting but electronic versions of the Annual Report and Notice of Meeting are available on www.shell.com/annualreport

Additional information on electronic proxy appointment via CREST CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on April 23, 2003 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By G J West (Assistant Company Secretary)
Date: March 28, 2003